Exhibit 99.1

CEMENTOS PACASMAYO S.A.A. ANNOUNCES ANNUAL DIVIDEND

Lima, Peru, November 7, 2023 – Cementos Pacasmayo S.A.A. (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) announced today that the Company’s Board of Directors in its session held on November 7, 2023 approved a cash dividend of S/ 0.41 per common and investment share, which represents a total of S/190,300,410.63 related to retained earnings as of December 31, 2014, and the results from 2015 to 2022, in accordance with what was authorized at the Annual Shareholder’s Meeting held on March 24, 2023.

The dividends to be distributed correspond to the accumulated results as of Decemeber 31, 2014 and for the years 2015 to 2022, according to the following chart

	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total
Dividend to be distributed	2,443.91	50,051.97	630,405.70	508,899.33	416,199.13	3,092,762.50	4,495,235.62	82,599,945.77	98,504,466.70	190,300,410.63
Dividends related to treasury shares	189.77	3,886.48	48,950.26	39,515.44	32,317.37	240,149.38	349,049.78	6,413,788.95	7,648,756.35	14,776,603.78
Net to distribute	2,254.14	46,165.49	581,455.44	469,383.89	383,881.76	2,852,613.12	4,146,185.84	76,186,156.82	90,855,710.35	175,523,806.85
Tax rate for dividends	4.10%	6.80%	6.80%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%

Since the Company holds 36,040,497 investment shares as treasury shares, the dividend per share of S/0.41 that corresponds to these shares and which totals S/14,776,603.78, as a result of the mentioned distribution will remain in the Company’s equity, so that the total dividend distributed without considering such treasur shares is S/ 175,523,806.85

Considering that each ADS represents five common shares, the cash dividend equivalent per ADS is S/ 2.05. For the payment of the ADSs, the Company will pay CAVALI the amount of the corresponding dividend to the ADS program in national currency. CAVALI will afterwards deposit said amount in favor of: JP MORGAN CHASE BANK N.A. FBO HOLDERS OF ADRS on the same date established for the delivery of the dividend in the domestic market. JP MORGAN CHASE BANK N.A is the entity responsible for making the payment to each of the holders of ADSs under the conditions of currency, distribution factor, stipulations and other regulations that correspond.

Dividends per share details

Type of Share: CPACASC1 - COMMON SHARES

Number of shares: 423,868,449

Amount of dividend per share: S/.0.41

Type of Share: CPACASI1 - INVESTMENT SHARES

Number of shares: 40,278,894

Amount of dividend per share: S/.0.41

Earnings Distribution Concept: 2022 Retained Earnings,

Value Type: CPACASC1 COMMON SHARES

Register Date: 11/24/2023

Value Type: CPACASC1 COMMON SHARES

Distribution Date: 12/12/2023

Value Type: CPACASI1 INVESTMENT SHARES

Register Date: 11/24/2023

Value Type: CPACASI1 INVESTMENT SHARES

Distribution Date: 12/12/2023

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a Peruvian cement company located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol “CPAC”. With more than 65 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.